Exhibit 99.1

February 23, 2018	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: The Stars Group Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 20, 2018
Record Date for Voting (if applicable) :	March 20, 2018
Beneficial Ownership Determination Date :	March 20, 2018
Meeting Date :	May 10, 2018
Meeting Location (if available) :	Toronto ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	85570W100	CA85570W1005
COMMON SHARES US 1933 LEGEND	85570W209	US85570W2098

Sincerely,

Computershare

Agent for The Stars Group Inc.